UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No.  )1

Brink’s Home Security Holdings, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

109699108
(CUSIP Number)

October 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 109699108

1	NAME OF REPORTING PERSON STEEL PARTNERS II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,554,000 (1)
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 2,554,000 (1)
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,554,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON PN

(1) Represents 2,554,000 Shares underlying call options.

CUSIP NO. 109699108

1	NAME OF REPORTING PERSON STEEL PARTNERS II MASTER FUND L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,554,000 (1)
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 2,554,000 (1)
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,554,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON PN

(1) Represents 2,554,000 Shares underlying call options.

CUSIP NO. 109699108

1	NAME OF REPORTING PERSON STEEL PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,554,000 (1)
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 2,554,000 (1)
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,554,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON OO

(1) Represents 2,554,000 Shares underlying call options.

CUSIP NO. 109699108

1	NAME OF REPORTING PERSON WEBFINANCIAL L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,554,000 (1)
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 2,554,000 (1)
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,554,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON PN

(1) Represents 2,554,000 Shares underlying call options.

CUSIP NO. 109699108

1	NAME OF REPORTING PERSON WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,554,000 (1)
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 2,554,000 (1)
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,554,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%
12	TYPE OF REPORTING PERSON IN

(1) Represents 2,554,000 Shares underlying call options.

CUSIP NO. 109699108

Item 1(a).	Name of Issuer:

Brink’s Home Security Holdings, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

8880 Esters Boulevard
Irving, Texas 75063

Item 2(a).	Name of Person Filing:

This statement is filed by Steel Partners II, L.P., a Delaware limited partnership (“Steel Partners II”), Steel Partners II Master Fund L.P., a Cayman Islands exempted limited partnership (“Steel Master”), Steel Partners LLC, a Delaware limited liability company (“Partners LLC”), WebFinancial L.P., a Delaware limited partnership (“Web L.P.”) and Warren G. Lichtenstein.  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Steel Master is the owner of approximately 99% of the limited partnership interests in Web L.P.  Web L.P. is the sole limited partner of Steel Partners II.  Partners LLC is the manager of Web L.P., Steel Partners II and Steel Master.  The general partner of Steel Partners II has delegated to Partners LLC the exclusive power to vote and dispose of the securities held by Steel Partners II.  Warren G. Lichtenstein is the manager of Partners LLC.  By virtue of these relationships, each of Steel Master, Partners LLC, Web L.P. and Mr. Lichtenstein may be deemed to beneficially own the shares of Common Stock of the Issuer beneficially owned by Steel Partners II.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of Steel Partners II, Partners LLC, Web L.P. and Warren G. Lichtenstein is 590 Madison Avenue, 32nd Floor, New York, New York 10022.  The principal business address of Steel Master is c/o Morgan Stanley Fund Services (Cayman) Ltd., Cricket Square, 2nd Floor, Boundary Hall, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands.

Item 2(c).	Citizenship:

Steel Partners II, Partners LLC and Web L.P. are organized under the laws of the State of Delaware.  Steel Master is organized under the laws of the Cayman Islands.  Warren G. Lichtenstein is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, no par value per share (the “Shares”).  On October 31, 2008, The Brink’s Company (“Brinks”) completed the spin-off (the “Spin-Off”) of the Issuer.  On the effective date of the Spin-Off, Steel Partners II owned call options (the “Call Options”) then exercisable into 2,874,000 shares of Common Stock of Brinks.  As a result of the Spin-Off, the Call Options also became exercisable into 2,874,000 Shares of the Issuer.

CUSIP NO. 109699108

Item 2(e).	CUSIP Number:

109699108

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

/X/           Not Applicable

(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	/ /	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g)	/ /	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Steel Partners II

(a)	Amount beneficially owned:

2,554,000 Shares*†

(b)	Percent of class:

5.6% (based upon 45,769,171 Shares outstanding, which is the total number of Shares outstanding as of November 14, 2008 as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2008, filed with the Securities and Exchange Commission on November 24, 2008).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

2,554,000 Shares*†

CUSIP NO. 109699108

(ii)	Shared power to vote or to direct the vote

0 Shares

(iii)	Sole power to dispose or to direct the disposition of

2,554,000 Shares*†

(iv)	Shared power to dispose or to direct the disposition of

0 Shares

*
By virtue of their relationship with Steel Partners II, each of Steel Master, Partners LLC, Web L.P. and Mr. Lichtenstein may be deemed to beneficially own the 2,554,000 Shares beneficially owned by Steel Partners II.

†
Represents 2,554,000 Shares underlying Call Options owned by Steel Partners II as of January 14, 2009.  As of the effective date of the Spin-Off, the event that requires the filing of this Statement, Steel Partners II beneficially owned 2,874,000 Shares underlying Call Options, which represented approximately 6.3% of the then outstanding Shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 109699108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2009	STEEL PARTNERS II, L.P.

	By:	Steel Partners II GP LLC General Partner

By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS II MASTER FUND L.P.

By:	Steel Partners II GP LLC General Partner

By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

STEEL PARTNERS LLC

By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Manager

WEBFINANCIAL L.P.

By:	Steel Partners II GP LLC General Partner

By:	/s/ Sanford Antignas
Sanford Antignas as Attorney-In-Fact for Warren G. Lichtenstein, Managing Member

/s/ Sanford Antignas
SANFORD ANTIGNAS as Attorney-In-Fact for Warren G. Lichtenstein